SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                   COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
                           CNPJ n° 02.808.708/0001-07
                             Publicly-traded Company

To read the full CVM's  decision  released on April  17,2003  please  click here
(available only in Portuguese)

                                 Relevant Notice

By a relevant  notice  published  on March 31,  2003,  Companhia  de Bebidas das
Américas  –  AmBev  –  informed  the  public  of the CVM  (Comissão  de  Valores
Mobiliários)   Joint  Committee’s   understanding   that  AmBev  had  a  correct
interpretation  about the criteria to calculate  the exercise  price of warrants issued in 1996,  whose  subscription  price will be R$915.95 per thousand common shares and R$909.77 per thousand preferred shares.  Therefore,  and according to the CVM Joint Committee’s  decision,  “the subscription price of the issuance of new shares  related to AmBev’s  Stock  Ownership  Plan must not be considered to determine the exercise price of the warrant”.

Considering  that  third  parties  have  requested  the CVM Joint  Committee  to reconsider  or to revise its  decision,  such Joint  Committee has revisited the issue and concluded,  by unanimous decision in a meeting held on April 17, 2003, whose full content is also available at the CVM’s website (www.cvm.gov.br), “for the rejection of both the revision and the reconsideration requests, maintaining its former decision,  namely neither the  subscription  price of the issuance of new shares related to AmBev's Stock Ownership Plan nor the subscription price of the  warrants  that  took  place in 1996 must be  considered  to  determine  the exercise price of the warrant”.

The  CVM  Joint  Committee  has  concluded  that:   “therefore,   there  was  no
misunderstanding in AmBev’s relevant notice related to the exercise price of the warrants”.

                            São Paulo, April 22, 2003

                           Luis Felipe P. Dutra Leite
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.